SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

March 17, 2009

Commission File Number: 333-153452

ECOPETROL S.A.
(Exact name of registrant as specified in its Charter)

Carrera 7 No. 37 – 69
BOGOTA – COLOMBIA
(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	X	Form 40-F	___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	___	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	___	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	___	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-    N/A

PRESS RELEASE

Ecopetrol finalizes its acquisition of Enbridge´s shares in Ocensa

•
Ecopetrol S.A. finalized its acquisition of the equity share of Enbridge Inc., a Canadian company, in Oleoducto Central S.A. (“Ocensa”) for US417.8 million.  Prior to the close of the transaction, Enbridge Inc. owned 24.7% of the shares of Ocensa.  Thus, Ecopetrol S.A. increased its shares in Ocensa from 35.3% to 60% as a result of the transaction.

Today Ecopetrol S.A. announced that on March 17, 2009 it closed the transaction with Enbridge Inc, through which it acquired the latter’s share in Ocensa, for US$417.8 million.

As a result of this transaction, Ecopetrol’s equity share in Ocensa increased from 35.3% to 60%.

The transaction is vital to the growth strategy of the Ecopetrol, which aims to increase Ecopetrol’s oil production in the Eastern Plains region of Colombia and promote the development of new business opportunities.

Bogotá D.C., 18 March  2009

_________________________

Ecopetrol is Colombia’s largest company and it is integrated in the petroleum chain, positioned among the top 40 oil companies in the world and the four major oil companies in Latin America. Besides Colombia, it is involved in exploration and production activities in Brazil, Peru and the United States (Gulf of Mexico). Ecopetrol owns the main refinery in Colombia, most of the network of oil and multiple purpose pipelines in the country, and it is considerably increasing its share in biofuels. Ecopetrol produced 447,000 barrels per day of oil equivalent in 2008.

Enbridge Inc. Is a Canadian company, leader in the transport and distribution of energy in North America, which since 1995 owns 24.7% of the shares in Oleoducto Central S.A. OCENSA, and has been the operator of this over 800-kilometer long transport system, five pumping stations and one export port in Coveñas, in the Colombian Caribbean Coast, the main center for international trade of hydrocarbons in Colombia.

Contact us for any additional information:

Dirección de Relaciones con el Inversionista
Alejandro Giraldo
Phone: +571-234-5190
Email: investors@ecopetrol.com.co

Relaciones con los Medios (Colombia)
Mauricio Téllez
Phone: + 571-2345377
Fax: +571-2344480
Email: mtellez@ecopetrol.com.co

Website: www.ecopetrol.com.co

Dirección de Relacionamiento con el Inversionista Tel: 2345190 – Fax: 2345648    investors@ecopetrol.com.co
www.ecopetrol.com.co

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date:  March 17, 2009

Ecopetrol S.A.

By:	/s/ Adriana M. Echeverri
Name:	Adriana M. Echeverri
Title:	Chief Financial Officer